FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of May, 2006
                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



                             DIVIDEND ANNOUNCEMENT

HSBC HOLDINGS PLC

FIRST INTERIM DIVIDEND FOR 2006

In accordance with their intention to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend, and as envisaged in the announcement of the 2005 Annual Results on 6 March 2006, the Directors of HSBC Holdings plc have declared a first interim dividend of US$0.15 per ordinary share in respect of the year ending 31 December 2006. The dividend will be payable on 6 July 2006 to holders of ordinary shares on the Register on 19 May 2006. The ordinary shares will be quoted ex-dividend in London, Hong Kong and Bermuda on 17 May 2006 and in Paris on 22 May 2006. The American Depositary Shares will be quoted ex-dividend in New York on 17 May 2006.

Payment on Ordinary Shares

The first interim dividend will be payable on 6 July 2006 in cash in US dollars, or in sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00 am on 26 June 2006, and with a scrip dividend alternative. Particulars of these arrangements will be mailed to holders of ordinary shares on or about 1 June 2006, and elections will be required to be made by 22 June 2006.

Any person who has acquired ordinary shares registered on the Principal Register in the United Kingdom but who has not lodged the share transfer with the Principal Registrar should do so before 4.00 pm on Friday 19 May 2006 in order to receive the dividend.

The Hong Kong Overseas Branch Register of shareholders will be closed for one day, on Friday 19 May 2006. Any person who has acquired shares registered on that Branch Register but who has not lodged the share transfer with the Hong Kong Branch Registrar should do so before 4.00 pm on Thursday 18 May 2006 in order to receive the dividend. Transfers may not be made to or from the Hong Kong Overseas Branch Register while that Branch Register is closed.

Any person who has acquired ordinary shares registered on the Bermuda Overseas Branch Register of shareholders but who has not lodged the share transfer with the Bermuda Branch Registrar should do so before 4.00 pm on Friday 19 May 2006 in order to receive the dividend.

Payment on shares held through Euroclear France

The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 6 July 2006 to the holders of record on 19 May 2006. The dividend will be payable in cash, in euros at the forward exchange rate quoted by HSBC France at or about 12 noon on 26 June 2006, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 17 and 24 May 2006.

Payment on American Depositary Shares

The dividend will be payable on American Depositary Shares, each of which represents five ordinary shares, on 6 July 2006 to holders of record on 19 May 2006. The dividend of US$0.75 per American Depositary Share will be payable in cash in US dollars or as a scrip dividend of new American Depositary Shares. Particulars of these arrangements will be mailed to holders on or about 26 May 2006, and elections will be required to be made by 9 June 2006. Alternatively, the cash dividend may be invested in additional American Depositary Shares for participants in the dividend reinvestment plan operated by the depositary.

Any person who has acquired American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Friday 19 May 2006 in order to receive the dividend.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ("SERIES A DOLLAR PREFERENCE SHARES")

In 2005 1,450,000 Series A Dollar Preference Shares were issued and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20 per cent per annum is payable quarterly on the Series A Dollar Preference Shares on 15 December, 15 March, 15 June and 15 September at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend for the quarter ending 15 June 2006. The dividend of US$0.3875 per Series A American Depositary Share will be payable on 15 June 2006 to holders of record on 1 June 2006.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on Thursday 1 June 2006 in order to receive the dividend.

INTERIM RESULTS

As indicated in the announcement of the 2005 Annual Results, the interim results for the six months to 30 June 2006 will be announced on Monday 31 July 2006.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  02 May 2006